EXHIBIT 1
CANADA MORTGAGE AND HOUSING CORPORATION
SUPPLEMENTAL INFORMATION
GENERAL INFORMATION
Agency and Crown Corporation Status
          Canada Mortgage and Housing Corporation (“CMHC”) is an agent of Her Majesty in right of Canada by virtue of the Canada Mortgage and Housing Corporation Act (the “CMHC Act”) and is a Crown corporation wholly-owned by Canada. Crown corporations are established by the Parliament of Canada for many purposes, including use of commercial principles and practices for achieving public policy objectives. CMHC is accountable for its affairs to Parliament through the Cabinet Minister designated for CMHC.
          All assets and liabilities of agent Crown corporations like CMHC are assets and liabilities of Canada. Accordingly, as an agent of Her Majesty, the payment of principal of and any interest or premium on all securities issued by CMHC, or guaranteed as to timely payment of principal and interest, carries the full faith and credit of Canada and all such securities, or guarantees, constitute direct unconditional obligations of and by Canada. Payment of the principal of, and interest, if any, on securities issued by CMHC, and the guarantee of CMHC, as to timely payment of principal and interest, constitute a charge on and are payable out of the Consolidated Revenue Fund of Canada (the “CRF”). The CRF is the aggregate of all public monies, such as tax revenues, which are on deposit at the credit of the Receiver General for Canada, the public officer who receives or collects public monies for and on behalf of Canada.
Canada Housing Trust (CHT)
          CHT was established in 2001 as an Issuer Trustee. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as National Housing Act Mortgage-Backed Securities, the purchase of highly-rated investments, certain related financial hedging activities and the issuance of Canada Mortgage Bonds. The Canada Mortgage Bonds are guaranteed by CMHC under its securitization activity.
          As required by Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), the accounts of CHT, a variable interest entity (VIE) for which CMHC is considered to be the primary beneficiary, are consolidated with the financial statements of CMHC. AcG-15 was issued by the Canadian Institute of Chartered Accountants.
Insured Mortgage Purchase Program (IMPP)
          In 2008, the Government of Canada announced it would purchase through CMHC a total of $75 billion in securities backed by insured mortgages ($25 billion in 2008 and $50 billion in 2009) to enhance the ability of lenders to provide loans. The Government of Canada increased the amount by another $50 billion in 2009, bringing total potential purchases under the IMPP up to $125 billion.
CONTROLS AND FINANCING AUTHORITY
Board of Directors
          CMHC’s Board of Directors is responsible for managing the affairs of CMHC and the conduct of its business.
          There are three Board Committees: the Corporate Governance and Nominating Committee, the Audit Committee, and the Human Resources Committee. The Board of Directors and Principal Officers of CMHC are listed in Exhibit 2.
Legislation
          CMHC’s authorities, roles and responsibilities are defined in the Canada Mortgage and Housing Corporation Act (“CMHC Act”), the National Housing Act (“NHA”) and the Financial Administration Act (“FAA”).
Canada Mortgage and Housing Corporation Act
          CMHC is incorporated pursuant to the CMHC Act. The CMHC Act establishes CMHC as an agent of Her Majesty in right of Canada. The CMHC Act delineates the constitution as well as the general powers of CMHC. These provisions set forth the requirements for the appointment of CMHC’s Board of Directors and officers as well as the roles of the Board and the President. The borrowing powers of CMHC, as well as the statutory limits on CMHC’s borrowing in the capital markets, are also set forth in the CMHC Act. CMHC’s borrowing limits may also be increased through an Act of Parliament.
National Housing Act
          CMHC was established to carry out the provisions of the NHA. CMHC’s mandate as described in the NHA is to promote: housing construction, repair and modernization; housing affordability and choice; improvements to overall living conditions; the availability of low-cost financing; and the national well-being of the housing sector.
Financial Administration Act
          The basic system of financial and budgetary controls for federal government departments and Crown corporations is established under the FAA. CMHC is governed by the CMHC Act and by general provisions of the FAA in respect of management, books of account, records, auditing and reporting. Under the FAA, the Governor-in-Council may give directives to Crown corporations when it is in the public interest to do so, with such directives being implemented promptly and efficiently.
          Under the FAA, CMHC must annually submit a five-year corporate plan (the “Corporate Plan”) to the Minister Responsible for CMHC, (currently, the Minister of Human Resources and Skills Development) for approval by the Governor-in-Council. Following approval, a summary is tabled in Parliament by the Minister Responsible for CMHC, after which time the summary becomes a public document. The Corporate Plan sets forth information according to the activities of CMHC for the next five years and includes annual Operating and Capital Budgets for the financial operations of CMHC.
          The FAA also requires that CMHC’s annual financial statements be prepared in accordance with Canadian generally accepted accounting principles and that an annual auditors’ report be prepared in respect of CMHC’s financial statements. The auditors’ report is addressed to the Minister Responsible for CMHC, through whom CMHC is ultimately accountable to Parliament. An annual report on CMHC’s operations for the past year, including the annual financial statements and auditors’ report, must be submitted to the Minister Responsible for CMHC for presentation to Parliament.
FUNDING
Authority to Borrow
          CMHC had, until 1993, borrowed funds from the CRF for all of its business purposes. The CMHC Act requires that these borrowings be made in accordance with the terms and conditions approved by the Governor-in-Council.
          A CMHC CRF borrowing agreement with the Government of Canada was approved by the Governor-in-Council, by Order-in-Council P.C. 1991-295, on February 14, 1991. Order-in-Council P.C. 1991-295 discontinued CMHC’s right of prepayment on such borrowings without penalty. As a result, CMHC assumed the interest rate risk which was previously borne by the CRF.
          Since December 1993, CMHC, with the approval of the Minister of Finance, has primarily borrowed money in the capital markets. CMHC borrowings from the capital markets satisfied the borrowing requirements associated with the financing of social housing mortgages. CMHC’s borrowings in the capital markets are at rates of interest that reflect its Crown corporation status and are used in financing social housing loans at break-even rates in order to reduce the cost of social housing assistance.
          Subsequent to April 2008, CMHC resumed borrowing directly from the CRF under the Crown Borrowing Program, an initiative announced by the Minister of Finance in the 2007 federal Budget. CMHC continues to offer loans on a break-even basis, with lending rates reflecting the levels at which funding is obtained from the Government of Canada.
Borrowing Limits
          The Minister of Finance approves CMHC’s Borrowing Plan annually and establishes limits and parameters for borrowings. The Borrowing Plan provided a borrowing limit for 2008 of $36.5 billion. The 2009 Borrowing Plan provides for a $136.5 billion borrowing limit. These limits include capital market borrowings and CRF borrowings from the Government of Canada incurred subsequent to April 2008, and do not apply to borrowings of CHT.
          Prior to April 2008, CMHC’s borrowing was limited to borrowing from the capital markets, which cannot exceed $20 billion in total indebtedness outstanding at any time. This limit did not apply to borrowings of CHT or borrowings from the CRF.

          The capital markets borrowing program, to date, has included Canadian dollar offerings in the domestic, Euro and global markets, U.S. dollar offerings in the Euro and global markets, and the issuance of notes through a domestic and a Euro Medium Term Note program. In addition, CMHC has borrowed through a commercial paper program in the Canadian capital markets and has established uncommitted lines of credit with several chartered banks. Subsequent to April 2008, CMHC has borrowed from the Government of Canada through the Crown Borrowing Program. Borrowings from the Government of Canada have included short-term and medium-term debt.
Authority to Guarantee
          CMHC, as agent for Her Majesty in right of Canada, is authorized to guarantee the timely payment of all principal and interest on Canada Mortgage Bonds issued by CHT. The Canada Mortgage Bonds are guaranteed by CMHC pursuant to the powers given to it in sections 4 and 14 of the NHA which expressly provide that “Every right or obligation acquired or incurred by the Corporation under this Act, whether in its name or in the name of Her Majesty, is a right or obligation of Her Majesty” (section 4), and “The Corporation may guarantee payment of any or all principal or interest, or both, in respect of securities issued on the basis of housing loans” (section 14).
Guarantee Limits
          The NHA as supplemented by subsection 4(1) of the Appropriation Act No. 4, 1998-99 and the schedules to Appropriation Act No. 4, 1998-99, Appropriation Act No. 4, 2003-04, Appropriation Act No. 3, 2006-07 and Appropriation Act No. 4, 2007-08, sets limits to the guarantee that can be issued by CMHC. CMHC’s guarantee limit is $450 billion. Total principal obligations to investors guaranteed as of 31 December 2008 were $234 billion, which include $142 billion guaranteed under the Canada Mortgage Bond program and $92 billion guaranteed under CMHC’s NHA Mortgage-Backed Securities (MBS) program.
Debt Record
          CMHC has always paid promptly, when due, the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee.

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